UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EARLIEST EVENT REPORTED – January 29, 2008
WIRELESS AGE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	**001-31338**	**98-0336674**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 King Road, Suite 102
King City, Ontario Canada L7B 1M3
(Address of principal executive offices)
(905) 833-2753
(Issuers Telephone Number)

Item 4.01 Change in Registrant's Certifying Accountant

Effective January 29, 2008, the firm of Mintz & Partners LLP ("Mintz"), our independent accountant who audited our consolidated financial statements for our fiscal years ending December 31, 2006, 2005, 2004 and 2003 merged with Deloitte & Touche LLP ("Deloitte") and will be carrying on business as Deloitte.

Our future audit opinions will be provided by Deloitte, the merged firm. Previously issued audit opinions will be re-issued or consent to include previously issued Mintz opinions in Securities Exchange Commission filings will be provided by Mintz. Therefore Mintz, with the consent of Deloitte, effectively resigned as our independent accountant of record on January 28, 2009.

Mintzs' report on the financial statements for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principal, except for the following statement contained in the audit opinion for the year ended December 31, 2006:

> "The accompanying financial statements have been prepared assuming the Company will continue as a going concern. At December 31, 2006 the Company has suffered recurring losses from operations, has a working capital deficit of $3,595,970 and a stockholders' deficiency which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regard to these matters are also discussed in notes 1 and 22."

The resignation was approved by the board of directors and the audit committee.

There were no disagreements with Mintz, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Mintz's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

We did not consult with Deloitte regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of opinion that might be rendered on our financial statements and we did not obtain written or oral advice in reaching a decision as to accounting, auditing or financial reporting issues.

We have requested that Mintz furnish us with a letter addressed to the Commission stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 16.01.

Item 9.01. Financial Statements and Exhibits.

(c). Exhibits.

Number   Exhibit

16.01   Letter fromMintz & Partners, LLP,

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIRELESS AGE COMMUNICATIONS, INC.

Date: January 31, 2008

By: /s/ Gary N. Hokkanen

Name: Gary N. Hokkanen
Title : Chief Financial Officer

Mintz & Partners LLP

200 - 1 Concorde Gate
North York, ON M3C 4G4

T. 416.391.2900
F. 416.391.2748
Web site: www.mintzca.com

January 31, 2008

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A

To Whom It May Concern:

Re: Wireless Age Communications Inc.

This letter will confirm that we reviewed item 4.01 of the Company's Form 8-K dated January 31, 2008, captioned "CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT" and that we agree with the statements made therein as they relate to us.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Yours truly,

Mintz + Partners LLP

A Pre-decessor firm to Deloitte & Touche LLP
Per: Elliott Jacobson, C.A.
Partner
EJA: pds

Direct Line: 416-644-4356
Fax Line: 416-644-4357
Email: elliott_jacobson@mintzca.com

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